Exhibit 99.1

St. John's, NL - February 11, 2022

FORTIS INC. REPORTS 2021 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2021 fourth quarter and annual financial results1.

Highlights

•Reported annual net earnings of $1,231 million, or $2.61 per common share in 2021
•Adjusted annual net earnings2 of $1,219 million, or $2.59 per common share
•Deployed capital expenditures2 of $3.6 billion in 2021 with $600 million invested in cleaner energy infrastructure
•Achieved 20% reduction in Scope 1 emissions through 2021, supporting 75% emissions reduction target by 2035

"In 2021, Fortis delivered steady growth and made significant progress on our long-term goals," said David Hutchens, President and CEO, Fortis Inc. "We executed a $3.6 billion capital program, provided strong returns for our shareholders, further reduced our carbon emissions, outperformed industry averages for safety and reliability performance, and achieved gender parity on our Board of Directors."

"We also advanced our business strategy and adapted to the challenges and uncertainties caused by the COVID-19 pandemic," said Mr. Hutchens. "The health and safety of our people and communities remains our top priority. Our people are the backbone of our success, and we are immensely grateful for their dedication and perseverance."

Net Earnings

The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") for 2021 of $1,231 million, or $2.61 per common share, compared to $1,209 million, or $2.60 per common share for 2020. Earnings growth was tempered by the unfavourable impact of foreign exchange of $48 million, and significant one-time items recognized in 2020 of $14 million related to ITC's base return on common equity ("ROE") and U.S. tax reform. These impacts were partially offset by unrealized mark-to-market gains of $12 million in 2021 on natural gas derivatives at Aitken Creek.

The Corporation delivered earnings growth of $72 million, or $0.15 per common share, excluding the above-noted items. Rate base growth, new customer rates effective January 1, 2021 at Tucson Electric Power ("TEP"), continued economic recovery in the Caribbean, and higher sales at FortisAlberta favourably impacted Net Earnings. This growth was partially offset by lower sales and higher operating costs at TEP, lower hydroelectric production in Belize, and lower earnings at Aitken Creek due to realized losses on natural gas contracts. In addition, net earnings per common share reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment plan.

For the fourth quarter of 2021, Net Earnings were $328 million, or $0.69 per common share, compared to $331 million or $0.71 per common share for the same period in 2020. Results for the quarter reflected a reduction in sales due to milder weather and lower investment gains in Arizona, the timing of earnings at FortisAlberta, and higher non-recoverable costs at Central Hudson and ITC. Lower hydroelectric production in Belize and the impact of foreign exchange also unfavourably impacted Net Earnings for the quarter. These factors were partially offset by growth in rate base, the finalization of Central Hudson's rate application, with retroactive application to July 1, 2021, and the favourable impact of mark-to-market accounting at Aitken Creek. The increase in the weighted average number of common shares also unfavourably impacted net earnings per common share in comparison to the fourth quarter of 2020.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Adjusted Net Earnings2

Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes one-time items and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $1,219 million for 2021, or $2.59 per common share, increased by $0.02 per common share compared to 2020. The increase reflected growth, as described for Net Earnings, partially offset by the impact of foreign exchange and higher weighted average shares outstanding.

Adjusted Net Earnings for the fourth quarter of 2021 were $300 million, or $0.63 per common share, as compared to $0.69 per common share for the fourth quarter of 2020. The decrease largely reflects the factors discussed for Net Earnings, including the impact of foreign exchange and higher weighted average shares outstanding.

Capital Expenditures2

Capital expenditures in 2021 were $3.6 billion, broadly consistent with the 2021 capital plan, and included investments in resiliency, modernization and sustainable energy projects, with $600 million spent on cleaner energy investments.

The Corporation's five-year capital plan for 2022 through 2026 is $20.0 billion. Driven by the Corporation's purpose to deliver a cleaner energy future, Fortis expects to invest $3.8 billion in cleaner energy infrastructure over the next five-years while maintaining its focus on transmission and distribution.

While the Corporation does not expect the COVID-19 pandemic to materially impact its overall five-year capital plan, the timing of forecast capital expenditures will continue to be evaluated. Depending on the severity of the pandemic, including any impacts of supply chain disruptions, certain planned expenditures may shift within the 2022-2026 capital plan. Funding of the capital plan is expected to be primarily through cash from operations, debt issued at the regulated utilities and common equity from the Corporation's dividend reinvestment plan.

Non-U.S. GAAP Reconciliation
Periods ended December 31	Quarter			Annual
($ millions, except earnings per share)	2021	2020	Variance	2021	2020	Variance
Adjusted Net Earnings
Net Earnings	328	331	(3)	1,231	1,209	22
Adjusting items:
Unrealized gain on mark-to-market of derivatives[3]	(28)	(11)	(17)	(12)	—	(12)
May 2020 FERC decision[4]	—	—	—	—	(27)	27
U.S. tax reform[5]	—	—	—	—	13	(13)
Adjusted Net Earnings	300	320	(20)	1,219	1,195	24
Adjusted Basic EPS ($)	0.63	0.69	(0.06)	2.59	2.57	0.02

Capital Expenditures
Additions to property, plant and equipment	897	1,204	(307)	3,189	3,857	(668)
Additions to intangible assets	77	37	40	197	182	15
Adjusting item:
Wataynikaneyap Transmission Power Project[6]	35	44	(9)	178	138	40
Capital Expenditures	1,009	1,285	(276)	3,564	4,177	(613)
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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $11 million and $5 million for the three and twelve months ended December 31, 2021, respectively ($4 million and $nil for the three months and twelve months ended December 31, 2020, respectively)
4    Represents prior period impacts of the May 2020 Federal Energy Regulatory Commission ("FERC") base ROE decision, net of income tax expense of $11 million
5    Represents income tax expense resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations
6    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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Regulatory Proceedings

In November 2021, the New York Public Service Commission approved Central Hudson’s joint proposal as filed in relation to its general rate application providing a three-year rate plan with retroactive application to July 1, 2021, an ROE of 9.0%, and a common equity component of capital structure of 50% declining by 1% annually to 48% in the third-rate year.

In 2019, FERC issued an order accepting formula transmission rates proposed by TEP, subject to refund following hearing and settlement procedures. A settlement in principle was reached in August 2021, and a settlement agreement including an ROE of 9.79% was filed with FERC in December 2021. Until conclusion of the proceeding, customer rates continue to be charged under the 2019 FERC order and remain subject to refund pending the final order. The timing and outcome of this proceeding remains unknown.

Focus on Sustainability

Fortis has targeted a reduction in carbon emissions of 75% by 2035 from a 2019 base year. The Corporation expects to achieve the majority of this target through delivering on TEP's plan to exit coal generation and replace it with wind, solar and energy storage. Clean energy initiatives across the Corporation's other utilities will also contribute to achieving this goal. This corporate-wide target builds on our existing low emissions profile, aligns with the goals of the Paris Agreement and exceeds the pace of reduction outlined in the two-degree Celsius pathway.

In 2021, Fortis' Scope 1 emissions were 20% lower relative to 2019 levels, equivalent to taking approximately 540,000 vehicles off the road in one year and marking significant progress to our 75% target. Closure of the Navajo Coal Generation Facility at TEP in late 2019 as well as recently commissioned renewable projects, such as the 250-megawatt ("MW") Oso Grande Wind Project, the 99-MW Borderlands Wind Project and the 100-MW Wilmot Solar Project, have supported our carbon emissions reduction target to date.

Outlook

The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 pandemic, the Corporation does not currently expect it to have a material financial impact in 2022.

Fortis is executing on the transition to a cleaner energy future and is on plan to achieve its corporate-wide target to reduce carbon emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

The Corporation's $20 billion five-year capital plan is expected to increase midyear rate base from $31.1 billion in 2021 to $41.6 billion by 2026, translating into a five-year compound annual growth rate of approximately 6%. Above and beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with MISO's long-range transmission plan; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings and dividend growth. Fortis is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $58 billion as at December 31, 2021. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

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Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the 2035 carbon emissions reduction target, how the target is expected to be achieved and the projected asset mix upon achieving the target; forecast capital expenditures for 2022-2026, including investments in cleaner energy infrastructure, and expected funding sources; the expectation that the COVID-19 pandemic will not impact the five-year capital plan or have a material financial impact on the Corporation in 2022; forecast rate base and rate base growth through 2026; additional growth opportunities beyond the capital plan; the expectation that long-term growth in rate base will support earnings and dividend growth; and targeted average annual dividend growth through 2025.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2021 Annual Results

A teleconference and webcast will be held on February 11 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2021 annual results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.833.968.2272. International participants may participate by calling 236.714.2970. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 11, 2022. Please call 1.800.585.8367 or 416.621.4642 and enter passcode 8563966.

Additional Information

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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